                                                    Filed by Deutsche Telekom AG
                           Pursuant to Rule 425 under the Securities Act of 1933
                               Subject Company: VoiceStream Wireless Corporation
                                              Exchange Act File Number 000 29667

    THE FOLLOWING PRESS RELEASE WAS DISSEMINATED BY DEUTSCHE TELEKOM AG AND
             VOICESTREAM WIRELESS CORPORATION ON SEPTEMBER 6, 2000

FOR IMMEDIATE RELEASE

VOICESTREAM WIRELESS ANNOUNCES CLOSE OF $5 BILLION INVESTMENT BY DEUTSCHE
                                    TELEKOM

         BELLEVUE, WA, SEPTEMBER 6, 2000 - VoiceStream Wireless Corporation (NASDAQ: VSTR) today announced the closing of Deutsche Telekom's (NYSE: DT; FSE:
DTE) investment of $5 billion in VoiceStream. The investment is in exchange for VoiceStream preferred stock, convertible in certain circumstances into common stock at a price of $160 per share. This investment was announced on July 24, 2000, at the time the companies entered into a definitive merger agreement and related agreements.

         John W. Stanton, VoiceStream's Chairman and CEO, said: "With this investment, we look forward to bringing even more wireless competition, more choice, and more services to more Americans. The investment provides early momentum for us to accelerate our nationwide build-out, purchase additional spectrum, upgrade our network and services, and participate in the upcoming U.S. wireless license auctions."

         Stanton added, "We also look forward to continuing to work with regulators and answer any questions on our merger with Deutsche Telekom. The VoiceStream and Deutsche Telekom combination, along with this initial investment, will enable us to enter additional markets, expand our existing networks, and enhance services in present service areas. As we do this there will be greater incentive for all wireless companies to offer more features while continuing very competitive pricing. As this occurs, consumers win."

         Ron Sommer, Chairman and CEO of Deutsche Telekom, stated, "We are pleased that this $5 billion investment has closed. This capital will enable VoiceStream to move even faster in implementing its strategy to provide a greater number of American customers with enhanced wireless services. The investment in VoiceStream and our planned merger are consistent with Deutsche Telekom's track record of encouraging innovation in wireless services and giving consumers in many different countries what they want. Along with VoiceStream, we look forward to continuing through the U.S. regulatory review process of the VoiceStream and Deutsche Telekom merger."

         VoiceStream is one of the fastest-growing companies in the U.S. wireless industry. It provides all-digital service and is the only national provider in the United States using the global wireless standard (GSM), which is the most widely used standard worldwide.

         The merger of VoiceStream and Deutsche Telekom is subject to U.S. regulatory approvals and clearances, including by the Federal Communications Commission, the Department of Justice, and the multi-agency Committee on Foreign Investment in the United States, approval by VoiceStream shareholders, and customary closing conditions.


ABOUT VOICESTREAM

Based in Bellevue, WA, VoiceStream Wireless is a leading provider of wireless communications services in the United States. Nearly three out of every four people in the United States live in areas currently licensed to be served by VoiceStream or its affiliates. VoiceStream is the largest provider of personal communication services using the globally accepted GSM technology in the United States. VoiceStream is a member of the North American GSM Alliance LLC, a group of U.S. and Canadian digital wireless PCS carriers. The GSM Alliance helps provide GSM wireless communications for their customers in more than 5,500 U.S. and Canadian cities and towns as well as international service. Adopted by 149 countries, GSM is the most widely used digital wireless standard in the world with more than 330 million subscribers on six continents, which offers an unprecedented roaming advantage to GSM wireless consumers. VoiceStream has roaming agreements with more than 125 of the major operators worldwide providing service in 55 countries. Visit the VoiceStream web site at www.voicestream.com.

ABOUT DEUTSCHE TELEKOM

Deutsche Telekom is Europe's largest telecommunications company and the fourth largest carrier worldwide, with 1999 revenues of EUR 35.5 billion ($ 35.7 billion). Deutsche Telekom offers its customers a complete range of products and services through more than 48 million telephone lines. It is a leading provider of high-speed digital access lines, with more than 15.3 million marketed ISDN channels, and new ADSL services that will be available in 60 percent of Germany by the end of 2000 and 90 percent of the country by the end of 2001. In online services, Deutsche Telekom's subsidiary T-Online is Europe's largest Internet provider with more than 6.0 million customers. Via its mobile subsidiary T-Mobile, Deutsche Telekom serves approximately 21.3 million mobile telephony customers in Europe through majority-controlled operations. Deutsche Telekom will become the second largest European provider of information technology solutions to multinational companies worldwide upon regulatory approval of its majority investment in debis Systemhaus. Visit the Deutsche Telekom web site at: www.telekom.de/international.

This press release contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbor provisions of the U.S. federal securities laws. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors that are beyond the companies' ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behavior of other market participants, the actions of governmental regulators and other risk factors detailed in VoiceStream's and Deutsche Telekom's reports filed with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The companies do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release.

Investors and security holders are advised to read the proxy statement/prospectus regarding the VoiceStream-Deutsche Telekom merger referenced in this press release, when it becomes available, because it will contain important information. The proxy statement/prospectus will be filed with the Securities and Exchange Commission by VoiceStream and Deutsche Telekom. Security holders may obtain a free copy of the proxy statement/prospectus (when available) and other related documents filed by VoiceStream and Deutsche Telekom at the Commission's website at www.sec.gov or at the Commission's public reference room located at 450 Fifth Street, NW, Washington D.C 20549 or at one of the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information of the public reference rooms. When available, the proxy statement/prospectus and the other documents may also be obtained from Deutsche Telekom by contacting Deutsche Telekom, Attention: Petra Michalscheck, Investor Relations, 140 Friedrich-

Ebert-Allee, 53113 Bonn, Germany and/or Deutsche Telekom, Inc., Attention:
Brigitte Weniger, 280 Park Avenue, 26th Floor, New York, New York 10017; and VoiceStream Wireless Corporation by contacting VoiceStream Wireless Corporation,
Attention: Ken Prussing, Executive Director, Investor Relations, 3650 131st Avenue SE, Bellevue, WA 98006.

VoiceStream and its directors, executive officers and certain other members of VoiceStream management and employees may be soliciting proxies from VoiceStream stockholders in favor of the merger. Information concerning the participants will be set forth in the proxy statement/ prospectus when it is filed with the Securities and Exchange Commission

CONTACT INFORMATION:

VoiceStream
-----------
Investors: Ken Prussing, 877-853-8682
Media:  Kim Thompson, 425-653-5027
Shandwick: Mark Day, 202/585-2104

Deutsche Telekom
----------------
Investors: Nils Paellmann, 212-424-2951
Media: Bill McAndrews, 011-49-171-561-5441
Kekst and Company: Todd Fogarty, 212-521-4854


                                      # # #